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                                                          File No.______________



                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.


                                   FORM U-3A-2

              STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER
                     RULE U-3A-2 FROM THE PROVISIONS OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      To be Filed Annually Prior to March 1

                                  BUYCO, INC.,
                         C. BREWER AND COMPANY, LIMITED,
                      MAUNA KEA AGRIBUSINESS CO., INC. AND
                 BREWER ENVIRONMENTAL INDUSTRIES HOLDINGS, INC.

each hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

                  1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR (EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

                  BUYCO, INC. ("Buyco") was incorporated under the laws of the State of Hawaii in 1985 for the purpose of becoming the holding company of C. Brewer and Company, Limited ("C. Brewer") and its subsidiaries. Buyco's principal office is located at 26-238 Hawaii Belt Road, Hilo, Hawaii 96720. Buyco holds all the common stock of C. Brewer as a result of the management buyout of C. Brewer in 1986. Buyco is a holding company that currently conducts no business and owns no material operating assets other than the common stock of
C. Brewer.

                  C. BREWER was founded in 1826 and incorporated under the laws of the then Kingdom of Hawaii in 1883. Its principal office is located at 26-238 Hawaii Belt Road, Hilo, Hawaii 96720. C. Brewer began as a trading and shipping company and gradually acquired Hawaiian sugar lands and operated sugar plantations. In the late 1970's and early 1980's, C. Brewer diversified into other businesses including the growing, packaging and marketing of macadamia nuts, guava, and coffee products, as well as the distribution of industrial products and services. C. Brewer is a holding company, which currently conducts no business and owns no material operating assets other than the common stock of Ka'u Coffee Company, Inc. (formerly

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known as Hawaii Coffee Company, Inc.) ("KCC"), Hawaiian Fruit Specialties, Ltd.
("HFS"), Ka'u Agribusiness Co., Inc. ("KACI"), Kilauea Agronomics, Inc. ("KAI"), Kilauea Irrigation Co., Inc. ("KIC"), Wailuku Agribusiness Co., Inc. ("WACI"), Real Estate Acceptance Corporation ("REAC"), BioEnergy Development Corporation ("BioEnergy"), C. Brewer Silviculture and Agriforestry, Inc. ("CBSA"), Olokele Sugar Company, Limited ("Olokele"), Hawaii's Own Corporation ("HOC"), Mauna Kea Agribusiness Co., Inc., ML Resources, Inc. (MLR), Punalu'u Bakery, Inc. ("PBI") and C. Brewer Orchards, L.P (formerly known as Mauna Loa Orchards, L.P. ("CBO").

                  Prior to September 28, 2000 C. Brewer also owned all of the common stock of Mauna Loa Macadamia Nut Corporation (MLMNC). MLMNC was sold in a stock sale to a private investment group. MLMNC was incorporated under the laws of the State of Hawaii. MLMNC produces, processes and markets macadamia nuts and operates visitor centers in Hawaii. MLMNC also owned the common stock of Mauna Loa International ("MLI"). MLI was incorporated under the laws of the Territory of Guam and has a principal office located in Dededo, Territory of Guam with a mailing address of P.O. Box 20730, GMF, Guam. MLI engages in international trade with an emphasis on MLMNC products sold outside the U.S.

                   MLMNC's financial results are included in Buyco's combined balance sheet and statement of operations for the fiscal year ended June 30, 2000.

                  KCC was incorporated under the laws of the State of Delaware and has its principal office located at 26-238 Hawaii Belt Road, Hilo, Hawaii 96720. KCC sold substantially all of its operating assets to Paradise Beverages, Inc. on June 30, 2000. KCC operated under the name Superior Coffee and Foods/Hawaii and manufactured and distributed coffee products. The company also distributed coffee-related products, such as sugar, creamer and filters, and other beverage products, including tea, hot chocolate and guava juice.

                  HFS was incorporated under the laws of the State of Hawaii with the principal office located at 26-238 Hawaii Belt Road, Hilo, Hawaii 96720. HFS is a manufacturer, wholesaler and retailer of jams, jellies and syrups under the "Kukui" brand name and is also a private label packager for companies in the State of Hawaii.

                  KACI was incorporated under the laws of the State of Hawaii. Its principal office is located at 26-238 Hawaii Belt Road, Hilo, Hawaii 96720. Prior to May 2000, when KACI sold most of its macadamia farming operations to ML Macadamia Orchards, L.P., its operations were centered on growing and harvesting macadamia nuts in the State of Hawaii. KACI's remaining business activities currently are centered around the management of its real estate holdings located on the island of Hawaii. KACI also owns Ka'u Sugar, Inc., a company incorporated under the laws of the State of Hawaii and located at the same address. Ka'u Sugar, Inc. formerly produced sugar but now only has administrative functions.

                  KAI was incorporated under the laws of the State of Hawaii with its principal office located at 26-238 Hawaii Belt Road, Hilo, Hawaii 96720. KAI grows, harvests, processes and distributes guava and guava products in the State of Hawaii. The company also sells


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Hawaiian grown tropical juices to retail outlets, and cultivates the largest guava orchard in the world on the island of Kauai.

                  KIC was incorporated under the laws of the State of Hawaii. Its principal office is located at 26-238 Hawaii Belt Road, Hilo, Hawaii 96720. KIC supplies irrigation water to affiliated companies and to privately owned properties on the island of Kauai.

                  WACI was incorporated under the laws of the State of Hawaii with its principal office located at 26-238 Hawaii Belt Road, Hilo, Hawaii 96720. WACI grew and harvested macadamia nuts on its own land until farming operations were discontinued in December 1999. WACI's remaining business activities center around the management of its real estate holdings located on the island of Maui. WACI also owns all the common stock of Wailuku Plantations, Inc. ("WPI"), a company incorporated under the laws of the State of Hawaii with its principal office located at 26-238 Hawaii Belt Road, Hilo, Hawaii 96720. WPI is a limited partner holding an interest in an agricultural theme park on the island of Maui.

                  REAC was incorporated under the laws of the State of Hawaii. Its principal office is located at 26-238 Hawaii Belt Road, Hilo, Hawaii 96720. The company finances notes receivable generated by real estate sales by various
C. Brewer subsidiaries.

                  BioEnergy and CBSA were both incorporated under the laws of the State of Hawaii with their principal offices located at 26-238 Hawaii Belt Road, Hilo, Hawaii 96720. BioEnergy and CBSA were initially established to cultivate trees on the island of Hawaii to produce a renewable source of energy and paper and pulp products. BioEnergy is currently inactive, conducts no business and owns no material operating assets. CBSA, formerly inactive, recently established a new division, Hawaiian Pacific Kava Company, which is actively involved in the cultivation and marketing of products based on the root of the Kava plant.

                  Olokele was incorporated under the laws of the State of Hawaii with its principal office located at 26-238 Hawaii Belt Road, Hilo, Hawaii 96720. Olokele formerly farmed sugar cane and produced raw sugar and molasses on the island of Kauai. Olokele sold substantially all of its assets to Gay and Robinson, Inc. in 1994. It currently conducts no business and owns no material operating assets.

                  HOC was incorporated under the laws of the State of Hawaii with its principal office located at 26-238 Hawaii Belt Road, Hilo, Hawaii 96720. HOC markets frozen tropical blend juices in Hawaii and parts of the mainland United States.

                  MLR incorporated under the laws of the State of Hawaii, has a principal office located at 26-238 Hawaii Belt Road, Hilo, Hawaii 96720, and is the managing general partner for ML Macadamia Orchards, L.P. ("MLMO"), a publicly-traded limited partnership formed under the laws of the State of Delaware with a principal office located at 828 Fort Street, Honolulu, Hawaii 96813. MLMO is one of the largest growers of macadamia nuts in the world.

                  PBI was incorporated under the laws of the State of Hawaii, with its principal executive office located at 26-238 Hawaii Belt Road, Hilo, Hawaii 96720. PBI operates a bakery


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and visitor center located in the town of Naalehu, Hawaii. Bread products produced by PBI, and by other commercial bakeries under license, are sold throughout the State of Hawaii.

                  CBO is a limited partnership formed under the laws of the State of Hawaii for the purpose of owning and developing macadamia orchards with a principal office at 26-238 Hawaii Belt Road, Hilo, Hawaii 96720. C. Brewer serves as General Partner of the partnership.

                  MAUNA KEA AGRIBUSINESS CO., INC. ("MKACI"), a wholly owned subsidiary of C. Brewer, was incorporated under the laws of the State of Hawaii. Its principal office is located at 26-238 Hawaii Belt Road, Hilo, Hawaii 96720. MKACI formerly grew sugar cane on the island of Hawaii. Sugar operations ceased on September 2, 1994. MKACI owns all of Mauna Kea Macadamia Orchards, Inc. ("MKMO") and Brewer Environmental Industries Holdings, Inc., formerly known as Brewer Environmental Industries, Inc. ("BEIH"), both MKMO and BEIH were incorporated under the laws of the State of Hawaii and have their principal office at 26-238 Hawaii Belt Road, Hilo, Hawaii 96720. MKMO is responsible for farming operations for macadamia orchards owned by affiliated companies and by third parties.

                  On July 2, 1997, MKACI transferred the assets and liabilities of its subsidiary, Hilo Coast Processing Company ("HCPC"), including assets involved in the production of electrical energy, to BEIH. HCPC was subsequently dissolved and no longer exists as a legal entity.

                  HCPC formerly harvested and processed raw sugar and molasses on the Island of Hawaii. In order to dispose of the sugar cane leaves, stalk and other unused plant parts, and to produce electricity for the sugar processing mill, HCPC began producing electrical energy around 1973 under an order issued by the Securities and Exchange Commission (the "SEC"), dated June 25, 1971, Holding Company Act Release No. 17174, Administrative Proceeding File No. 3-2999. Although HCPC had planned to sell surplus electric energy to Hilo Electric Light Company, Limited (now named Hawaii Electric Light Company) ("HELCO"), the electric utility for the Island of Hawaii, the SEC declared HCPC not to be an electric utility pursuant to Section 2 (a) (3) of the Public Utility Holding Company Act of 1935 ("PUHCA") because net operating proceeds from the sale of excess electricity to HELCO were minimal and expected to be only 4.6% of HCPC's net operating proceeds. At the time, C. Brewer and HCPC could not qualify for the intrastate exemption under Section 3 (a) (1) of PUHCA because HCPC was a cooperative association organized under California laws.

                  Sugar operations at HCPC ceased on September 2, 1994 and HCPC entered into negotiations to sell the electricity generating facility to HELCO. However, HELCO declined to purchase the facility and instead held HCPC to its contract to provide electrical energy.

                  BEIH serves as manager of Brewer Environmental Industries, LLC ("BEI LLC"), a manager-managed limited liability company, organized under the laws of the State of Hawaii on June 13, 1997, having its principal office at 26-238 Hawaii Belt Road, Hilo, Hawaii 96720. In June and July, 1997, BEIH transferred to BEI LLC substantially all of the assets and liabilities of BEIH, including the assets involved in the production of electrical energy originally belonging to HCPC, in exchange for preferred membership interests in BEI LLC. BEIH owns all Class A


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preferred membership units in BEI LLC, and the remaining Class B units in BEI
LLC are owned by the Buyco shareholders. Under the operating agreement for BEI LLC, Class A units have voting rights and Class B units do not have voting rights. BEIH currently transacts no business, other than as manager of BEI LLC, and owns no material operating assets.

                  Under the requirements of the contract between HELCO and HCPC, which was assumed first by BEIH from HCPC and then by BEI LLC from BEIH, BEI LLC currently generates and sells electricity to HELCO and is an electric utility, doing business under the name "Hilo Coast Power Company".

                  In addition to generating and selling electricity, BEI LLC distributes, at both the retail and wholesale levels in the State of Hawaii, industrial and chemical products such as liquid chlorine, pebble lime, hydrogen peroxide, sulfuric acid, and muriatic acid; agricultural products such as fertilizers, herbicides and insecticides; garden supplies; and specialized construction materials such as wall, roof and deck coatings and roofing materials. BEI LLC provides environmental consulting services through its division called Brewer Environmental Services ("BES"). BES has offices in Hawaii, Seattle and Japan and provides services such as air monitoring for asbestos, benzene or lead, aquifer testing and characterization, environmental site assessment, environmental training, ground water monitoring, and geological, hydrogeological and RCRA investigations. Another division, Food Quality Labs, operates an analytical laboratory in Oregon, and through its HT&T division, BEI LLC provides stevedoring, terminal and ship agency services; harbor tug services; and storage services in the State of Hawaii. HT&T also offers common carrier and bulk freight services as well as heavy equipment sales, parts and repairs and is the statewide distributor in Hawaii of Peterbilt, GMC and Volvo trucks.

                  2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

                  None of the above listed companies, except BEI LLC, own or lease any properties used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas.

                  All properties of BEI LLC used to generate and transmit electricity are located within the State of Hawaii. BEI LLC owns an electric energy generating facility at Pepeekeo, north of the city of Hilo on the Island of Hawaii in the State of Hawaii. The facility is situated on 30 acres at a latitude of 19 50'15" N and a longitude of 155 6'25" W, bounded by Hilo Coast Power Plant Mill Road on the north and by the Pacific Ocean on the east. No transmission lines of BEI LLC deliver or receive electric energy beyond the borders of the State of Hawaii.


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                  BEI LLC's Pepeekeo facility consists of one Babcock & Wilcox steam tube boiler and turbine generator with a total steam output of 365,000 lb./hr. and a total electric output of 22 MW, as well as fuel storage tanks, a coal storage area, one 200 HP emergency diesel generator, and an emergency well pump. In addition, an 800 kW diesel generator provides electricity for internal use during daily weekday non-operating hours and when the plant shuts down on weekends. The boiler operates approximately 16 hours a day, 5 days per week, to provide steam and electricity for sale to HELCO.

                  3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

                           (a) Number of kwh. of electric energy sold (at retail
or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                  For the 2000 calendar year, BEI LLC sold an aggregate of 62,593,653 kwh, at wholesale to HELCO. BEI LLC sold no gas.

                           (b) Number of kwh. of electric energy and Mcf. of
natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                  None.

                           (c) Number of kwh. of electric energy and Mcf. of
natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                  None.

                           (d) Number of kwh. of electric energy and Mcf. of
natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                  None.


                  4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

                           (a) Name, location, business address and description
of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                  Not applicable.

                           (b) Name of each system company that holds an
interest in such EWG or foreign utility company; and description of the interest held.


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                  Not applicable.

                           (c) Type and amount of capital invested, directly or
indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                  Not applicable.

                           (d) Capitalization and earnings of the EWG or foreign
utility company during the reporting period.

                  Not applicable.

                           (e) Identify any service, sales or construction
contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                  Not applicable.


                                    EXHIBIT A

                  An annual combining statement of operations for Buyco, C. Brewer and its subsidiary companies for the fiscal year ended June 30, 2000, together with an annual combining balance sheet, are attached as Exhibit 2000.A ("Exhibit A").

                                    EXHIBIT B

                             FINANCIAL DATA SCHEDULE

                  The Financial Data Schedule is furnished in the attached
Exhibit 2000.B ("Exhibit B") to Buyco Inc.'s 2000 Form U-3A-2 filed electronically via EDGAR.


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                                    EXHIBIT C

                  An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.


                                   BUYCO, INC.
                                      100%

                         C. BREWER AND COMPANY, LIMITED
                                      100%

                        MAUNA KEA AGRIBUSINESS CO., INC.
                                      100%

                 BREWER ENVIRONMENTAL INDUSTRIES HOLDINGS, INC.
                                     Manager
                              100% Voting Interest

                   BREWER ENVIRONMENTAL INDUSTRIES, LLC (EWG)


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                  The above-named claimants have caused this statement to be duly executed on their behalf by their authorized officers on this 28th day of February, 2001.


                                             BUYCO, INC.


                                             By   /s/  Kent T. Lucien
                                                -------------------------------
CORPORATE SEAL                                    Its Executive Vice President

Attest:

/s/ Nora Rosario                             By   /s/ W. K. Tallett
-------------------------------------           -------------------------------
                                                  Its Vice President


                                             C. BREWER AND COMPANY, LIMITED


                                             By    /s/ Kent T. Lucien
                                                -------------------------------
CORPORATE SEAL                                    Its Executive Vice President

Attest:

 /s/ Nora Rosario                            By    /s/ Kenneth T. Uemura
-------------------------------------           -------------------------------
                                                  Its Senior Vice President


                                             MAUNA KEA AGRIBUSINESS CO., INC.


                                             By    /s/ W. K. Tallett
                                                -------------------------------
                                                  Its Chairman of the Board
CORPORATE SEAL

Attest:

 /s/ Nora Rosario                            By    /s/ Kent T. Lucien
-------------------------------------           -------------------------------
                                                  Its Vice President


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                                             BREWER ENVIRONMENTAL
                                             INDUSTRIES HOLDINGS, INC.


                                             By    /s/ W. K. Tallett
                                                -------------------------------
                                                  Its Vice President
CORPORATE SEAL

Attest:

 /s/ Nora Rosario                            By    /s/ Kent T. Lucien
-------------------------------------           -------------------------------
                                                  Its Vice President



Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

                           Kenneth T. Uemura
                           Senior Vice President and Controller
                           C. Brewer and Company, Limited
                           P.O. Box 1826
                           Papaikou, Hawaii 96781-1826


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